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                                      File No. 69-255




                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C.   20549


                                        FORM U-3A-2


                       STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                           UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                        THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            To Be Filed Annually Prior to March 1

                                         WICOR, Inc.
                        --------------------------------------------
                        (Name of holding company claiming exemption)


                                      Robert A. Nuernberg
                                   626 East Wisconsin Avenue
                                      Milwaukee, WI  53202
                          ---------------------------------------
                          (Name and address of agent for service)


        It is respectfully requested that a copy of all communications relating to this filing to be sent to:


Joseph P. Wenzler                              Robert A. Nuernberg
Senior Vice President                          Secretary
  and Chief Financial Officer                  WICOR, Inc.
WICOR, Inc.                                    626 East Wisconsin Avenue
626 East Wisconsin Avenue                      Milwaukee, Wisconsin 53202
Milwaukee, Wisconsin  53202

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                                      FORM U-3A-2

        WICOR, Inc. ("WICOR") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act ("Act"), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        WICOR, the holding company claiming exemption from the provisions of the Act, is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. It is not engaged directly in any business. It is the sole shareholder of Wisconsin Gas Company ("Wisconsin Gas"),
WICOR Energy Services Company ("WICOR Energy"), FieldTech, Inc. ("FieldTech") and WICOR Industries, Inc. ("WICOR Industries"), which in turn is the sole shareholder of Sta-Rite Industries, Inc. ("Sta-Rite"), SHURflo Pump
Manufacturing Co. ("SHURflo"), Hypro Corporation ("Hypro"), WEXCO of Delaware, Inc. ("WEXCO") and WICOR FSC, Inc.
("FSC").

        Wisconsin Gas is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. Wisconsin Gas is a "gas utility company" and a "public-utility company" under the Act. At December 31, 1998, Wisconsin Gas distributed gas to 529,000 customers in 524 communities in Wisconsin, where all of its business is conducted. Wisconsin Gas is subject to the jurisdiction of the Public Service Commission of Wisconsin ("PSCW") as to various phases of its operations, including rates, service and issuance of securities.

        FieldTech is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. FieldTech was formed in 1995 and operated as a division of Wisconsin Gas until October 1, 1996, when it was incorporated as a subsidiary of WICOR. FieldTech performs meter reading installation, training and project management, and contract meter reading services.

        WICOR Energy is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. WICOR Energy, formed in 1995, is in the business of selling natural gas and related services, primarily in Wisconsin.

        WICOR Industries is an intermediate manufacturing holding company which was formed in December, 1996 for the purpose of improving the ability of WICOR to raise capital for its manufacturing business at a lower cost than would otherwise be possible, to obtain additional flexibility in structuring borrowings, and to provide better access to capital markets.

        Sta-Rite is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Delavan, Wisconsin. Sta-Rite is a manufacturer and marketer of pumps and water processing equipment for markets throughout the world. Sta-Rite has manufacturing and assembly activities which are carried on in four plants in the United States, two in Italy, and one each in Australia, China, India, Germany, Mexico, and New Zealand. Sta-Rite has 19 distribution/sales locations worldwide.

        SHURflo is incorporated under the laws of California and maintains its principal office and place of business in
Santa Ana, California.  SHURflo is a manufacturer and
marketer of pumps for the beverage, recreational vehicle and marine, industrial and water markets. SHURflo has its manufacturing plant in Santa Ana, California, a distribution facility in Indiana, and a sales distribution facility in the United Kingdom.
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        Hypro is incorporated under the laws of the State of
Minnesota and maintains its principal office and place of business in New Brighton, Minnesota. Hypro is a manufacturer and marketer of pumps for the agricultural spraying, high pressure cleaning, marine engine cooling, industrial lubrication and recirculation, firefighting, and other fluid pressurization and transfer markets. Hypro has its manufacturing plant in New Brighton, Minnesota.

        WEXCO is incorporated under the laws of the State of Delaware and maintains its principal office and place of business at 626 East Wisconsin Avenue, Milwaukee, Wisconsin. WEXCO was engaged in natural gas and oil exploration and development through financial partnerships with established independent producers. WEXCO sold substantially all of its properties in 1993.

        FSC is incorporated under the laws of Barbados and maintains its principal office and place of business in Milwaukee. FSC serves as a commission sales agent to each of WICOR's manufacturing subsidiaries. In this manner each manufacturing subsidiary qualifies for the export sale income tax advantage available under the Internal Revenue
Code.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission line, producing fields, gas manufacturing plant, and electric and gas distribution facilities including all such properties which are outside the State in which claimant and its public utility subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        Wisconsin Gas, the only "public-utility company" of WICOR, operates integrated transmission and distribution facilities in the State of Wisconsin only. On December 31, 1998, Wisconsin Gas' distribution systems included approximately 9,100 miles of mains, 448,000 services and 532,000 active meters. Wisconsin Gas also owns its main office building in Milwaukee, office buildings in certain other communities in which it serves, regulating and metering stations, peaking facilities and its major service centers, including garage and warehouse facilities. All of Wisconsin Gas' properties are located in Wisconsin.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

   (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

        For the calendar year ended December 31, 1998, 68,575 Mdth of natural gas were sold at retail and 46,017 Mdth were transported by Wisconsin Gas. (One dekatherm (dth) equals 1,000,000 Btu's. "Mdth" means one thousand dekatherms, or one billion Btu's.) All gas sold and transported was produced outside the state of Wisconsin and was delivered in Wisconsin. Under PSCW ratemaking policies, Wisconsin Gas gas sales revenues recover the cost of gas purchased dollar-for-dollar. Neither WICOR nor Wisconsin Gas distributed any manufactured gas at retail during this period.

   (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

        For the calendar year ended December 31, 1998, neither
WICOR nor Wisconsin Gas distributed at retail any manufactured or natural gas outside Wisconsin, the State in which each of these companies is organized.

   (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
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        For the calendar year ended December 31, 1998, neither
WICOR nor Wisconsin Gas sold at wholesale any natural or manufactured gas outside Wisconsin, the State in which each of these companies is organized, or at the State line.

   (d) Number of kwh of electric energy and Mcf of natural gas or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

        All gas consumed in the state of Wisconsin is produced outside Wisconsin. Consequently, for the calendar year ended December 31, 1998, Wisconsin Gas purchased the 68,575 Mdth of gas it sold at retail outside Wisconsin or at the state line. Wisconsin Gas purchased gas produced in three major gas producing areas of North America: the Oklahoma and Texas basins, the Gulf of Mexico, and western Canada.
Prices paid fluctuated significantly based on season, weather conditions and other factors.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in U.S. dollars.

   (a) Name, location, business address and description of the facilities used by the EWG or foreign company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        None.


   (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        Not applicable.


   (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        None.


   (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        Not applicable.



   (e) Identify any service, sale or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        Not applicable.
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                                 EXHIBIT 1

        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

        The following consolidating financial statements of WICOR are filed herewith.

WICOR, Inc. and Subsidiaries
 - Consolidating Statement of Income, Year Ended December 31, 1998
 - Consolidating Statement of Retained Earnings, Year Ended
   December 31, 1998
 - Consolidating Balance Sheet, December 31, 1998

                                EXHIBIT 2

        Not required.

                                EXHIBIT 3

        An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.

                                         WICOR, Inc.

                                  By        /s/   Joseph P. Wenzler
                                            ---------------------------
                                               Senior  Vice President
                                            and Chief Financial Officer


ATTEST:

                          [CORPORATE SEAL]
                      /s/   Robert A. Nuernberg
                      -------------------------
                               Secretary

Name, title and address of officer to whom notices and correspondence concerning the statement should be addressed.

                                  Robert A. Nuernberg
                                  Secretary
                                  WICOR, Inc.
                                  626 E. Wisconsin Avenue
                                  Milwaukee, WI  53202